                                  AMCORE LOGO

                    NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

                             TO BE HELD MAY 5, 1998

TO THE STOCKHOLDERS OF AMCORE FINANCIAL, INC.:

     The Annual Meeting of Stockholders of AMCORE Financial, Inc., a Nevada corporation, will be held at Cliffbreakers, 700 West Riverside Boulevard, Rockford, Illinois on May 5, 1998, at 5:30 p.m., Rockford time, for the following purposes:

          1. To elect four directors;

          2. To ratify the appointment of McGladrey & Pullen, LLP as auditors;
             and

          3. To transact such other business as may properly come before the meeting or any adjournment thereof.

     Only stockholders of record at the close of business on March 16, 1998 are entitled to notice of and to vote at the meeting or any adjournment of the meeting.

     Stockholders are cordially invited to attend the Annual Meeting. However, whether or not you expect to be present in person at the Annual Meeting, you are requested to SIGN, DATE AND RETURN THE ENCLOSED PROXY in the enclosed addressed envelope. The proxy may be revoked at any time before it is voted, provided that written notice thereof has been given to the Secretary of the Company. If you are present at the meeting, you may vote your shares in person and the proxy will not be used.

     For further information concerning individuals nominated as directors, the appointment of McGladrey & Pullen, LLP as auditors and the use of the proxy, you are respectfully urged to read the Proxy Statement on the following pages.

                                           By order of the Board of Directors,

                                          JAMES WADDELL
                                                     James S. Waddell
                                                        Secretary

March 26, 1998
Rockford, Illinois

                             AMCORE FINANCIAL, INC.
                               501 SEVENTH STREET
                            ROCKFORD, ILLINOIS 61104

                                 March 26, 1998

                                PROXY STATEMENT

     This proxy statement is furnished in connection with the solicitation of proxies to be voted at the Annual Meeting of Stockholders of AMCORE Financial, Inc. (Company), a Nevada corporation, to be held on May 5, 1998 at 5:30 p.m., Rockford time, at Cliffbreakers, 700 West Riverside Boulevard, Rockford, Illinois and any adjournment thereof, and further to inform the stockholders concerning the use of the proxy and the business to be transacted at the meeting.

     The enclosed proxy is solicited by the Board of Directors of the Company. The proxy may be revoked at any time before it is voted. Proxies may be revoked by filing written notice of revocation with the Secretary of the Company before the meeting or by attending the meeting and voting in person. The items enumerated herein constitute the only business which the Board of Directors intends to present or is informed that others will present at the meeting. The proxy does, however, confer discretionary authority upon the persons named therein, or their substitutes, with respect to any other business which may properly come before the meeting. Stockholders are entitled to one vote for each share. Only stockholders of record at the close of business on March 16, 1998 are entitled to notice of and to vote at the meeting.

     Pursuant to the Bylaws of the Company, a majority of the outstanding shares of the Company entitled to vote, represented in person or by proxy, shall constitute a quorum at the meeting. Directors shall be elected by a plurality of the votes cast in the election of directors. Any action to be taken by a vote of the stockholders, other than the election of directors, must be authorized by a majority of the votes cast at a meeting of stockholders by the holders of shares entitled to vote thereon. Under applicable Nevada law, in tabulating the vote, broker non-votes will be disregarded and will have no effect on the outcome of the vote.

     The expenses in connection with the solicitation of proxies will be borne by the Company. Solicitation will be made by mail, but may in some cases also be made by telephone or personal call by officers, directors or regular employees of the Company who will not be specially compensated for such solicitation. This proxy statement and the accompanying proxy are first being mailed or delivered to stockholders on or about March 26, 1998.

                        ITEM 1 -- ELECTION OF DIRECTORS

     In the election of the Board of Directors, stockholders are entitled to one vote for each common share owned by them for each of the four nominees. They may not cumulate their votes. As of March 16, 1998, the Company had outstanding 27,130,467 shares of common stock.

     There are four Class III directors to be elected at the 1998 Annual
Meeting.

     Proxy votes not limited to the contrary will be cast for the election of the nominees named below, but should any of such individuals unexpectedly become unavailable for election, the proxies reserve the right to nominate and vote for such other person or persons as they shall designate.

     The following sets forth the names, ages, principal occupations and other information regarding the director nominees and those directors whose terms continue after the meeting.

     Nominees for Class III directors whose terms will expire in 2001 are:

     Ted Ross--Director since 1982

Mr. Ross, age 66, is President of Ross Consulting, Inc., previously TRoss, Inc. (financial consultants). He is a Director of Precision Products Group, Inc. (manufacturer of tubes and springs), and a Director, Secretary and Treasurer of Rockford Process Control, Inc. (manufacturer of weldments and institutional hardware).

     Robert J. Smuland--Director since 1992

Mr. Smuland, age 62, was previously Executive Vice President and Chief Operating Officer of Sundstrand Corporation, Aerospace (manufacturer of industrial and aerospace products) until June 1996, and a Director of Sundstrand Corporation until June 1996.

     Jack D. Ward--Director since 1995

Mr. Ward, age 45, is an Attorney at Law and Partner with the law firm of Reno, Zahm, Folgate, Lindberg & Powell, and was previously a Director of AMCORE Mortgage, Inc. until May 1995.

     Gary L. Watson--Director since 1987

Mr. Watson, age 52, is President of Newspaper Division, Gannett Co., Inc.

     Those directors whose terms do not expire this year are:

CLASS I (TERMS EXPIRE 1999)

     Lawrence E. Gloyd--Director since 1987

Mr. Gloyd, age 65, has been Chairman and Chief Executive Officer of CLARCOR (diversified manufacturer) since March 1995 and is a Director of CLARCOR. He was previously the Chairman, President and Chief Executive Officer of CLARCOR. He is a Director of Thomas Industries, Inc. (manufacturer of lighting fixtures, pumps and compressors), a Director of G.U.D. Holdings LTD (diversified manufacturer) and a Director of Woodward Governor Company (manufacturer of controls for various types of engines).

     John A. Halbrook--Director since 1997

Mr. Halbrook, age 53, has been Chairman and CEO of Woodward Governor Company (manufacturer of controls for various types of engines) since January 1995. He was previously President of Woodward Governor Company. Mr. Halbrook served as a Director of AMCORE Investment Group, N.A. until November 1997.

     Frederick D. Hay--Director since 1997

Mr. Hay, age 53, has been Senior Vice President-Transportation of Snap-On Incorporated (manufacturer of tools) since February 1996. He was previously President of Interior Systems and Components Division at United Technologies Automotive.

     Robert J. Meuleman--Director since 1995

Mr. Meuleman, age 58, has been President and Chief Executive Officer of the Company since January 1996. He was previously Executive Vice President and Chief Operating Officer, Banking Subsidiaries. He is a director of AMCORE Bank N.A., Rockford and a director of AMCORE Financial Life Insurance Company. Mr. Meuleman was previously a Director of AMCORE Bank N.A., Rock River Valley until December 1996.

CLASS II (TERMS EXPIRE 2000)

     Milton R. Brown--Director since 1989

Mr. Brown, age 66, is Chairman, President and Chief Executive Officer of Suntec Industries Incorporated (manufacturer of fuel unit components). He is a Director of CLARCOR (diversified manufacturer).

     Carl J. Dargene--Director since 1982

Mr. Dargene, age 67, has been Chairman of the Board of Directors of the Company, since May 1995. He retired in December 1995 as President and Chief Executive Officer of the Company. He is Vice Chairman and Director of AMCORE Investment Group, N.A. He is a Director of Woodward Governor Company (manufacturer of controls for various types of engines) and of CLARCOR (diversified manufacturer). He was previously Chairman of the Board of Directors for AMCORE Bank N.A., Rockford until December 1996, a director of AMCORE Bank Dixon until December 1993 and AMCORE Bank N.A., Northwest until March 1993.

     Richard C. Dell--Director since 1994

Mr. Dell, age 52, is Group President of Newell Company (diversified manufacturer).

     William R. McManaman--Director since 1997

Mr. McManaman, age 50, has been Vice President--Finance and Chief Financial Officer of Dean Foods Company since October 1995. He was previously Vice President--Finance of Brunswick Corporation.

INFORMATION CONCERNING THE BOARD OF DIRECTORS AND ITS COMMITTEES

     The Company has an Executive Committee whose members are Messrs. Dargene, Doyle, Gloyd, Meuleman and Ross. The Executive Committee exercises those powers of the Board of Directors in the management of the Company which have been delegated to it by the Board of Directors. The Executive Committee met six times during 1997.

     The Company has an Audit Committee whose members are Messrs. Brown, Halbrook, McManaman, Ward and Watson. Mr. Dargene serves as an ex-officio member of this Committee. The duties of the Audit Committee are to review the proposed scope of the annual audit and the results and recommendations of the independent auditors upon completion of the annual audit; nominate a firm of independent auditors to be submitted to the Board of Directors for approval and subsequent ratification by stockholders at the annual meeting; recommend the compensation of the independent auditors; review the Company's system of internal controls and the performance of its internal auditors; and monitor compliance by management with certain Company policies. The Audit Committee met three times during 1997.

     The Company has an Investment Committee whose members are Messrs. Doyle, Halbrook, McManaman, Meuleman, and Ross. Messrs. Dargene, Mr. Paul Donovan, AMCORE Bank N.A., Rockford Director, Kenneth E. Edge, Jay H. Evans, President and Chief Investment Officer, Investors Management Group, LTD, John R. Hecht , Executive Vice President and Chief Financial Officer of the Company, and James
F. Warsaw serve as ex-officio members of the committee. The Investment Committee establishes the investment policies of the Company and its subsidiaries. During 1997, the Investment Committee met four times.

     The Company has a Compensation Committee whose members are Messrs. Dell, Gloyd, Hay, and Smuland. Messrs. Dargene and Meuleman serve as ex-officio members. The Compensation Committee advises the Company concerning its employee compensation and benefit policies and administers the Company's Long-Term Incentive Plan, 1992 Stock Incentive Plan and 1995 Stock Incentive Plan. The Compensation Committee also administers the Restricted Stock Plan for Non-Employee Directors of the Company and its Participating Subsidiaries and the 1994 Stock Option Plan for Non-Employee Directors. During 1997, the Compensation Committee met four times. A report of the Compensation Committee is set forth on page nine of this Proxy Statement.

     The Company has a Directors Affairs Committee whose members are Messrs. Brown, Dell, Hay, Smuland and Ward. Messrs. Dargene and Meuleman serve as ex-officio members of this Committee. The primary duties of the Directors Affairs Committee are to provide nominations to the Board of Directors, make recommendations regarding directors' remuneration, recommend policies for the retirement of directors and fulfill other responsibilities as may be delegated to it by the Board of Directors. The Directors Affairs Committee meets as necessary. The Directors Affairs Committee did not meet during 1997.

     As of December 31, 1997, the Company had no other committees of the Board of Directors.

     The Board of Directors met five times during 1997. All directors attended at least 75% of the Board meetings and meetings held by all committees of the Board on which they served during the period they were directors in 1997.

     Directors of the Company, other than Messrs. Dargene and Meuleman, earned an annual retainer of $10,000 of the Company's common stock, pursuant to the Non-Employee Director's Stock Plan, for services rendered to the Company as a member of its Board of Directors. All non-employee directors earned a fee of $750 for each Board and committee meeting attended during 1997. All non-employee committee chairmen earned a one time fee of $1,000. Mr. Dargene was paid $200,000 for services rendered as Chairman of the Board of Directors of the Company in 1997 in addition to LTIP payouts of $135,289, $4,181 for reimbursement during the year for taxes and $5,292 for all other compensation. Messrs. David A. Carlson, Thomas L. Clinton, and C. Roger Greene, as Director Emeriti, receive a lifetime retainer of $7,000 per year. Mr. Robert A. Doyle, who will retire on May 5, 1998, and Dr. Robert A. Henry, as Director Emeriti, will receive a lifetime retainer of $10,000 per year. All non-employee directors were granted 1,500 common stock options on May 3, 1994 at $13.4167, 1,500 options on May 9, 1995 at $12.75, 1,500 options on May 15, 1996 at $13.3334 and
1,500 options on May 21, 1997 at $18.50 pursuant to the 1994 Stock Option Plan for Non-Employee Directors.

SECURITY OWNERSHIP OF DIRECTORS AND OFFICERS

     The following tabulation sets forth the number of shares of common stock of the Company beneficially owned by each of the directors and nominees for election to the Board of Directors, by each named executive officer, and by all directors and officers as a group as of March 1, 1998 and the percentage that these shares bear to the total common stock outstanding on that date.

                                                               AMOUNT OF SHARES          PERCENT OF
                  NAME OF BENEFICIAL OWNER                   BENEFICIALLY OWNED(1)         CLASS
                  ------------------------                   ---------------------       ----------
    Milton R. Brown......................................    21,002(3)                      *
    Carl J. Dargene......................................    266,337(2)(3)(4)(5)            *
    Richard C. Dell......................................    7,802(3)                       *
    Robert A. Doyle......................................    48,017(2)(3)                   *
    Kenneth E. Edge......................................    70,407(3)(4)(5)                *
    Charles E. Gagnier...................................    129,250(2)(3)(4)(5)            *
    Lawrence E. Gloyd....................................    26,984(3)(6)                   *
    John A. Halbrook.....................................    3,929(3)                       *
    Frederick D. Hay.....................................    1,569                          *
    William R. McManaman.................................    2,049                          *
    Robert J. Meuleman...................................    242,755(2)(3)(4)               *
    Ted Ross.............................................    33,349(3)(6)                   *
    Robert J. Smuland....................................    28,976(3)                      *
    James S. Waddell.....................................    96,991(3)(4)(5)                *
    Jack D. Ward.........................................    8,590(3)                       *
    James F. Warsaw......................................    60,867(3)(4)                   *
    Gary L. Watson.......................................    18,205(3)(6)                   *
    All executive officers and directors (21 persons)....    1,255,249(2)(3)(4)(5)(6)       4.63%

---------------
 *  The amount shown is less than 1% of the outstanding shares of such class.

(1) The information contained in this column is based upon information furnished to the Company by the persons named above or obtained from records of the Company. The nature of beneficial ownership for shares shown in this column is sole voting and investment power unless otherwise indicated herein.

(2) Includes shares held individually by certain family members of the directors and officers as follows: Carl J. Dargene--22,870 shares, Robert A. Doyle--5,197 shares, Charles E. Gagnier--1,986 shares, Robert J. Meuleman--23,911 shares, and all executive officers and directors--53,964 shares.

(3) Includes shares which such person has a right to acquire within sixty days through the exercise of stock options as follows: Milton R. Brown--4,500 shares, Carl J. Dargene--144,698 shares, Richard C. Dell--

    3,000 shares, Robert A. Doyle--4,500 shares, Kenneth E. Edge--48,750 shares, Charles E. Gagnier--104,317 shares, Lawrence E. Gloyd--4,500 shares, John A. Halbrook--1,500 shares, Robert J. Meuleman--162,031 shares, Ted Ross--4,500 shares, Robert J. Smuland--4,500 shares, James S. Waddell--60,000 shares, Jack D. Ward--3,000 shares, James F. Warsaw--48,570 shares, Gary L. Watson--4,500 shares and all executive officers and directors--760,177 shares.

(4) Includes shares held in trust with power to vote but without investment authority as follows: Carl J. Dargene--9,466 shares, Kenneth E. Edge--6,805 shares, Charles E. Gagnier--5,228 shares, Robert J. Meuleman--10,078 shares, James S. Waddell--1,464 shares, James F. Warsaw--1,197 shares, and all executive officers and directors--45,931 shares.

(5) Includes shares held in joint tenancy with the spouses of certain of the directors and executive officers as to which voting and investment power is shared as follows: Carl J. Dargene--1,732 shares, Kenneth E. Edge--1,943 shares, Charles E. Gagnier--6,936 shares, James S. Waddell--4,500 shares, and all executive officers and directors--32,281 shares.

(6) Includes shares held in trusts of which such persons are trustees having sole voting and investment power as follows: Lawrence E. Gloyd--6,924 shares, Ted Ross--4,500 shares, Gary L. Watson--703 shares and all executive officers and directors--12,127 shares.

     Pursuant to Section 16 of the Exchange Act, the Company's officers, directors and holders of more than ten percent of the Company's Capital Stock are required to file reports of their trading in equity securities of the Company with the Commission, the Company and the NASDAQ Stock Market. Based solely on its review of the copies of such reports received by it, or written representations from certain reporting persons that no reports on Form 5 were required for those persons, the Company believes that during 1997 all filing requirements applicable to its officers, directors and more than ten percent shareholders were complied with.

BENEFICIAL OWNERSHIP BY CERTAIN PERSONS

     The following table lists the beneficial ownership of the Company's common stock with respect to all persons, other than those listed above, known to the Company as of March 1, 1998 to be the beneficial owner of more than five percent of such common stock.

                      NAME AND ADDRESS                         AMOUNT AND NATURE OF    PERCENT
                    OF BENEFICIAL OWNER                       BENEFICIAL INTEREST(1)   OF CLASS
                    -------------------                       ----------------------   --------
AMCORE Investment Group, N.A................................     2,574,298(2)(3)         9.49%
501 Seventh Street, Rockford, IL 61104
Roger Reno..................................................        1,594,032(4)         5.88%
2515 Chickadee Trail, Rockford, IL 61107

---------------
(1) The information contained in this column is based upon information furnished to the Company by the persons named above or obtained from records of the Company.

(2) Includes 2,574,298 shares held by nominees acting on behalf of AMCORE Investment Group, N.A. Excludes 1,501,485 shares held as trustee of various trusts over which AMCORE Investment Group, N.A. has neither voting nor investment power, and as to which beneficial ownership is disclaimed on these shares. The nature of beneficial ownership for the shares shown in this column is as follows: sole voting power--2,546,958 shares, shared voting power--3,935 shares, no voting power--23,405 shares, sole investment power--2,100,902 shares, shared investment power--432,030 shares and no investment power--41,366 shares.

(3) Although there is no affirmative duty or obligation to do so, it is the general practice of AMCORE Investment Group, N.A. to solicit the direction of trust beneficiaries or grantors with regard to the voting of shares held in trust on all issues which are subject to vote by proxy. The shares are then voted as directed by the trust beneficiary or grantor.

(4) Includes 155,925 shares held in trusts for which trustee has sole voting and investment power, 2,007 shares held in trust with power to vote but without investment authority and 150,837 shares held individually by certain family members.

                             EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

     The following table sets forth certain information regarding compensation earned during each of the Company's last three fiscal years by the Company's chief executive officer and each of the Company's four other most highly compensated executive officers based on salary and bonus earned during the year ended December 31, 1997:

                                                                                                LONG TERM
                                                                                               COMPENSATION
                                                                                        --------------------------
                                                 ANNUAL COMPENSATION                      AWARDS         PAYOUTS          OTHER
                                   -----------------------------------------------      ----------      ----------      ---------
                                                                           OTHER
                                                                          ANNUAL        SECURITIES                      ALL OTHER
      NAME AND PRINCIPAL                                                  COMPEN-       UNDERLYING         LTIP          COMPEN-
           POSITION                YEAR    SALARY(1)    BONUS(1)(2)      SATION(3)       OPTIONS        PAYOUTS(4)      SATION(5)
      ------------------           ----    ---------    -----------      ---------      ----------      ----------      ---------
Robert J. Meuleman.............    1997    $320,000      $ 17,336          $9,182         60,000         $ 35,608       $334,691
  President & Chief                1996     275,000       143,340           7,101         25,500          105,466        400,173
  Executive Officer                1995     250,000        42,044           7,091         19,500           86,740         48,679
Charles E. Gagnier.............    1997     181,100        43,730             618         10,500           12,341         39,441
  Executive Vice President         1996     181,100        58,492           2,116         13,500           50,323         40,024
  Bank Mergers & Acquisitions      1995     171,600        21,937           5,928         12,000           43,615         29,966
  Chairman of the Board of
  AMCORE Bank N.A., Rockford
James S. Waddell...............    1997     200,000        22,580             785         15,000           17,986         80,706
  Executive Vice President &       1996     170,000        65,896           1,211         18,000           43,933         88,461
  Chief Administrative Officer     1995     159,000        35,015           6,136         12,000            7,320         19,031
Kenneth E. Edge................    1997     180,000        24,447             254         15,000            6,820         68,759
  Executive Vice President &       1996     135,000        39,691             653         13,500            2,938         23,810
  Chief Operating Officer          1995     117,500         9,431           2,459          6,750               --         11,639
James F. Warsaw................    1997     160,000        31,432             163         10,500            3,699         20,048
  President & Chief Executive      1996     139,867        44,783             472         10,500               --         21,042
  Officer, AMCORE Bank N.A.,       1995     125,717         9,648           1,002          6,750               --         11,918
  Rockford

---------------
(1) Compensation deferred pursuant to the Company's deferred compensation plan is included in Salary and Bonus totals.

(2) Reflects bonus earned during the year which was paid during the following year.

(3) These amounts represent reimbursements during the year for taxes.

(4) Reflects long term incentive plan payouts earned during the year and dividend equivalent payments made on all outstanding Performance Units.

(5) Amounts shown for 1997 consist of the following:

                                                  MEULEMAN    GAGNIER    WADDELL     EDGE      WARSAW
                                                  --------    -------    -------     ----      ------
    Value of life insurance premiums..........    $255,425    $    --    $44,577    $45,769    $    --
    Imputed income-group term life
      insurance...............................      7,399       4,422      3,302      1,759        934
    Above market interest on deferred
      compensation............................      6,792       5,385        810         --        235
    AMCORE Financial Security Plan............     12,400      12,400     12,400     12,400     12,400
    Company's contributions to Supplemental
      Retirement Plan.........................     52,675      17,234     19,617      8,831      6,479
                                                  --------    -------    -------    -------    -------
      Total other compensation................    $334,691    $39,441    $80,706    $68,759    $20,048
                                                  ========    =======    =======    =======    =======

     The value of life insurance premiums for Messrs. Meuleman, Waddell and Edge include the value of premiums advanced by the Company under a split-dollar life insurance agreement with the Company. For further discussion of these agreements, see "Employee Agreements" on page eight. Prior year reported amounts include contributions to the security plan, supplemental retirement plan, above market interest on deferred compensation and group term life imputed income.

OPTION GRANTS

     The following table provides information related to options granted to the named executive officers during 1997.

                                              INDIVIDUAL GRANTS                         POTENTIAL NET REALIZABLE
                         -----------------------------------------------------------        VALUE AT ASSUMED
                           NUMBER OF                                                     ANNUAL RATES OF STOCK
                          SECURITIES       PERCENT OF                                    PRICE APPRECIATION FOR
                          UNDERLYING      TOTAL OPTIONS     EXERCISE                         OPTION TERM(1)
                            OPTIONS        GRANTED TO       PRICE PER     EXPIRATION    ------------------------
        NAME             GRANTED(2)(3)      EMPLOYEES      SHARE(2)(3)       DATE          5%            10%
        ----             -------------    -------------    -----------    ----------       --            ---
Robert J. Meuleman...       60,000            20.9%          $18.50        5/21/07      $698,073     $1,769,054
Charles E. Gagnier...       10,500             3.7            18.50        5/21/07       122,163        309,584
James S. Waddell.....       15,000             5.2            18.50        5/21/07       174,518        442,264
Kenneth E. Edge......       15,000             5.2            18.50        5/21/07       174,518        442,264
James F. Warsaw......       10,500             3.7            18.50        5/21/07       122,163        309,584

---------------
(1) Values are reported net of the option exercise price, but before taxes associated with exercise. These amounts represent certain assumed rates of appreciation only. Actual gains, if any, on stock option exercises are dependent on the future performance of the Common Stock, overall stock conditions and the optionholders' continued employment.

(2) Reflects options granted on May 21, 1997 to acquire shares of Common Stock pursuant to the 1995 Stock Incentive Plan.

(3) Options granted pursuant to the 1995 Stock Incentive Plan have an exercise price of not less than 100% of the fair market value of the Common Stock on the date of the grant. Options generally become exercisable in their entirety six months following the date of grant and remain exercisable for ten years after the date of the grant unless the optionee ceases to be an employee of the Company or its subsidiaries. The option exercise price may be paid in cash, shares of Common Stock having a fair market value equal to the exercise price, stock withholding or any combination of the above.

OPTION EXERCISES AND YEAR-END HOLDINGS

     The following table sets forth information with respect to the named executives concerning the exercise of options during the last year and unexercised options held as of December 31, 1997.

                                                                                NUMBER OF
                                                                               SECURITIES       VALUE OF
                                                                               UNDERLYING     UNEXERCISED
                                                                               UNEXERCISED    IN-THE-MONEY
                                                     NUMBER OF                 OPTIONS AT      OPTIONS AT
                                                      SHARES                   YEAR END(1)    YEAR END(2)
                                                    ACQUIRED ON     VALUE      -----------    ------------
                      NAME                           EXERCISE      REALIZED    EXERCISABLE    EXERCISABLE
                      ----                          -----------    --------    -----------    -----------
Robert J. Meuleman..............................          --             --      162,031       $1,807,387
Charles E. Gagnier..............................       9,653       $122,799      104,317        1,510,607
James S. Waddell................................          --             --       60,000          641,999
Kenneth E. Edge.................................       5,408         69,702       48,750          523,112
James F. Warsaw.................................    --......             --       48,570          567,824

---------------
(1) Options granted to acquire shares of Common Stock pursuant to various stock incentive plans.

(2) The amounts shown reflect the value of unexercised options calculated by determining the difference between the closing price of the Company's Common Stock on the last day of the year ($25.125) and the applicable exercise price of such options.

LONG-TERM INCENTIVE PLAN AWARDS TABLE

     The following table sets forth information with respect to the named executives concerning Performance Unit Awards granted during 1997 pursuant to the Company's 1995 Stock Incentive Plan.

                                                                            ESTIMATED FUTURE PAYOUTS UNDER
                                                                             NON-STOCK PRICE-BASED PLANS
                                            NUMBER OF                    ------------------------------------
                                           PERFORMANCE    PERFORMANCE    THRESHOLD     TARGET     OUTSTANDING
                 NAME                       UNITS(1)        PERIOD          13%         14%           15%
                 ----                      -----------    -----------    ---------     ------     -----------
Robert J. Meuleman.....................      32,160         3 years      $143,112     $214,507     $357,298
Charles E. Gagnier.....................       9,236         3 years        41,100       61,604      102,612
James S. Waddell.......................      15,000         3 years        66,750      100,050      166,650
Kenneth E. Edge........................       8,160         3 years        36,312       54,427       90,658
James F. Warsaw........................       8,160         3 years        36,312       54,427       90,658

---------------
(1) Performance units were granted to certain executive officers on January 2, 1997 pursuant to the 1995 Stock Incentive Plan. The holders of these performance units will be entitled to cash or stock payments, or a combination thereof, if certain performance targets are met during the three year period ending December 31, 1999. The holders are also entitled to dividend equivalent payments on these Performance Units. The target levels applicable to the Performance Units as shown in the table above are achieved if the average consolidated return on stockholders' equity (ROE) for the performance period is as shown above for each of the performance levels. Each Performance Unit shall be of no value unless at least the minimum level is achieved. If the Company achieves an average ROE in excess of the minimum performance level set forth above, each Performance Unit shall have the following values: $4.45 per unit for threshold performance, $6.67 per unit for target performance and $11.11 per unit for outstanding performance. It is the Company's intention to make incremental payments to executive officers for performance levels which are between these specified target levels.

EMPLOYEE AGREEMENTS

     On March 1, 1996, the Company entered into individual Executive Insurance Agreements (each an "Agreement" and collectively the "Agreements") with the following executives: Robert J. Meuleman and James S. Waddell. On May 21, 1997 the Company entered into an individual Executive Insurance Agreement with Kenneth E. Edge. The Company purchased split-dollar life insurance policies for the named executives pursuant to each Agreement. The Company may terminate any such Agreement and receive its interest in the life insurance policy under certain conditions, including termination of employment (other than due to death, disability or retirement, unless such terminated employee becomes affiliated with a competitor following any such termination due to disability or retirement), provided the Company may not terminate any of the Agreements if such termination of employment or affiliation occurs after a "change in control" of the Company.

     The Company has entered into individual Transitional Compensation Agreements with current executive officers and certain other key employees, including Messrs. Robert J. Meuleman, James S. Waddell, Kenneth E. Edge, and one other executive. If, during the three-year period following a change of control of the Company (as defined in the agreements), the executive officer's employment is ended through (1) termination by the Company without cause (as defined in the agreements) or (2) termination by the executive officer for good reason (as defined in the agreements) based upon a breach of the agreement by the Company or a significant adverse change in the executive officer's responsibilities, compensation or benefits, then a termination payment will be made to the executive. The agreements provide that such payment will equal three times the sum of the executive's then current annual salary and annual bonus. In addition, Mr. Meuleman's agreement provides that, if any portion of the termination payment is subject to an excise tax as an excess parachute payment, as defined in the Internal Revenue Code Section 4999, the Company shall pay the executive the amount necessary to offset the excise tax and any applicable taxes on this additional payment. The agreements, other than Mr. Meuleman's, provide that the total severance benefits are limited to the amount that can be received without incurring any excise tax under the Internal Revenue Code

Section 4999. Additional provisions provide for the continuation, for three years after termination, of welfare and other benefits to the executive and his family unless termination is for cause. Upon a change of control of the Company, the executive is entitled to a lump sum cash payment equivalent to the present value of the projected benefits under certain supplemental retirement plans.

     The Company also entered into Transitional Compensation Agreements with Charles E. Gagnier, James F. Warsaw and three other executive officers. These agreements provide that if such executive's employment is terminated within one year after a change in control of the Company either (i) by the Company other than for "cause" or other than as a consequence of disability or retirement (all as defined in such agreements) or (ii) by such executive for reasons relating to a diminution of responsibilities, compensation or benefits or relocation requiring a change in residence or a significant increase in travel, he will receive: (a) lump sum payment equal to his monthly salary in effect at the date of termination for a period of time determined pursuant to each agreement based upon his salary, years of service and age at the time of his termination, and a prorata portion of his annual bonus; (b) life, disability, accident and health insurance as provided in the Company's insurance programs for a period of 24 months after termination of employment; and (c) certain perquisites and outplacement services. The agreements provide for a commensurate reduction in the amount of cash payments to be made to an executive under the agreement in the event that (i) the payments fail to be deductible by the Company as a result of Section 280G of the Internal Revenue Code of 1986, as amended or (ii) such executive procures new employment during the period he is receiving severance payments under the agreement. If these severance agreements had become operative in December 1997, the maximum number of monthly payments payable to the following individuals (subject to reduction as described in the previous sentence) would have been approximately: Charles E. Gagnier, 48 months and James
F. Warsaw, 20 months.

     The Company provides a supplemental retirement plan (entitled "AMCORE Non-Qualified Retirement Plan") for senior executive officers to maintain certain levels of retirement benefits and maximize the effectiveness and flexibility of compensation arrangements for participants in the AMCORE Financial Security Plan (Security Plan). This is accomplished by crediting each participating executive with contributions that would be made to the Security Plan, but for certain limitations imposed by the Internal Revenue Code.

     In August 1997, the Company adopted a Transitional Compensation policy (Policy) to provide severance pay for substantially all of the Company's employees whose employment is terminated within one year following a change in control (as defined in the Policy). The Policy provides for semi-monthly payments, depending on employment status, equal to such employee's current weekly or monthly salary for a period of time determined pursuant to the Policy based upon his or her salary, years of service and age.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     Carl J. Dargene serves as an ex-officio member of the Compensation Committee and is the Company's Chairman of the Board. Mr. Dargene also serves on the board of CLARCOR and its Compensation Committee. Lawrence E. Gloyd, Chairman and Chief Executive Officer of CLARCOR, also serves on the Company's Compensation Committee. Mr. Dargene also serves on the board of Woodward Governor Company and its Compensation Committee. Lawrence E. Gloyd, Director of the Company, also serves on the board of Woodward Governor Company and its Compensation Committee. John A. Halbrook, Chairman and Chief Executive Officer of Woodward Governor Company, also serves as a Director of the Company.

REPORT OF THE COMPENSATION COMMITTEE

     The Compensation Committee of the Board of Directors reviews the Company's compensation and benefit policies, including individual salaries of the executive officers, and submits recommendations to the Board of Directors.

     The Company engages an internationally recognized compensation consulting firm on a regular basis to assist the Compensation Committee and the Board of Directors in formulating compensation policies and determining appropriate compensation levels. This firm provides reports directly to the Compensation Committee.

     Compensation received is one measure of the accomplishments and potential of the employee, relative to peers. AMCORE believes that base compensation should be competitive in the marketplace, but that incentive opportunities should increase the amount of compensation available to key personnel. Incentive opportunities should be tied to both quantitative and qualitative objectives designed to enhance both short and long term shareholder value.

     Toward that end, it is the philosophy of management, supported by the Compensation Committee, that senior management base pay should be at or near the median for similar positions in the industry and that incentives for meeting objectives should provide the opportunity for total compensation to reach the 75th percentile and beyond based on performance relative to industry and peer applicable comparisons.

     AMCORE believes that incentives should not be disincentives. In the short term, they should be achievable, but challenging, goals. When these goals are achieved, they will increase compensation and set the basis for higher standards as the next step.

Executive Officer Compensation

     Consistent with this philosophy, the Compensation Committee has established a compensation program consisting of an annual base salary and the opportunity to earn incentive compensation tied directly to the performance of the Company, personal performance and increases in stockholder value. The Company's executive compensation program in 1997 consisted of the following components:

     - Base Salary

     - Short-Term Incentive Plan

     - Intermediate-Term Incentive Plan

     - Long-Term Incentive Plan

     The Compensation Committee, working with the compensation consulting firm, determines a range for the executive officers' base salaries in order to be competitive and consistent with amounts paid to executives performing similar functions in comparable companies. The objective is to determine the salary ranges at a level within the third quartile of trailing twelve month activity of the comparable companies. The amount of each executive's base salary is set within the range based upon the performance of the Company, performance of particular business units, the personal performance of such executive officers, cost of living increases and such other factors as the Compensation Committee and the Board of Directors deem appropriate.

     The short-term incentive component of each executive officer's compensation is based upon participation in the Company's profit sharing plan, generally available to all of the Company's employees, and a cash bonus, based upon a maximum target amount assigned at the beginning of each year. Amounts payable under the Company's profit sharing plan range between 0% and 6% of the executive officer's total cash compensation, and are based upon the profitability of the Company. The annual cash bonus targets range from 30% to 50% of the midpoint of the base salaries of executive officers. The amount of targeted cash bonuses payable to such officers are contingent upon the attainment of financial targets such as consolidated or affiliate earnings which are established at the beginning of the year, personal performance of the executive and, where appropriate, attainment of earnings goals of the operating unit or units for which the executive has responsibility. The targets may be adjusted from time to time to take into account unforeseen or extraordinary events. Generally, if certain minimum target financial results are not achieved, no annual incentive will be paid.

     Generally, 10% of a targeted cash bonus will be paid upon the achievement of at least 90% of such goals and will increase to 100% of such targeted cash bonus upon the achievement of 110% or more of such goals (which include objectives that are, in the judgment of the Compensation Committee, difficult to attain). In 1997, the total short-term incentive payouts to executive officers were approximately 35% of the maximum targets established under the plan.

     The intermediate-term incentive component of each executive officer's compensation is based upon the award of performance units which provide for cash or stock payouts, or a combination thereof, based upon the achievement by the Company of targeted average consolidated returns on stockholders' equity over a three year performance period. The holders are also entitled to dividend equivalent payments on these performance units. The three target levels applicable to the performance units granted are: Threshold 13% ROE, Target 14% ROE and Outstanding 15% ROE. Each performance unit shall be of no value unless at least the minimum performance level is achieved. If the Company achieves an average ROE in excess of the minimum performance level set forth above, each performance unit shall have the following values: $4.45 per unit for Threshold performance, $6.67 per unit for Target performance and $11.11 per unit for Outstanding performance. The minimum targeted average returns on equity of 13% was not attained for the 1995 performance units expiring December 1997. Therefore, no payouts were made pursuant to these units.

     The long-term incentive component of each executive officer's compensation involves the award of stock options or stock awards pursuant to the AMCORE Long-Term Incentive Plan and 1992 and 1995 Stock Incentive Plans. Long-term incentives are provided to reward executives for achieving long-term strategic goals and to provide a balance against overemphasis on short-term results. Through stock ownership, executives' long-term incentives are tied to stockholder value. The Compensation Committee recommends grants of annual awards of stock options to executive officers at levels determined with reference to fixed percentages up to 35% of base compensation subject to increases and decreases based on individual performance.

Chief Executive Officer Compensation

     The compensation package for Mr. Robert J. Meuleman, who was the Chief Executive Officer of the Company during 1997, was determined in the same manner as for all other executive officers, except that Mr. Meuleman's short-term incentive was based 100% on the Company's total performance without reference to any particular business unit of the Company or personal objectives. For this purpose, Company performance was measured by comparing the consolidated earnings of the Company to earnings goals established by the Compensation Committee.

     Mr. Meuleman's base salary in 1997 was $320,000, which was in the lower second quartile of his salary range, and his short-term bonus was $17,336, a payout of 10% of the maximum, for a combined total of $337,336. During 1996, Mr. Meuleman earned a base salary of $275,000 and short-term bonus of $143,340, for a total of $418,340.

     The Compensation Committee believes that the executive team of the Company will receive appropriate rewards under this program of corporate incentives, but only if they achieve the performance goals established for them and the Company and if they succeed in increasing stockholder value.

                                          Richard C. Dell
                                          Lawrence E. Gloyd
                                          Frederick D. Hay
                                          Robert J. Smuland
                                          Carl J. Dargene, Ex-officio member
                                          Robert J. Meuleman, Ex-officio member

                              COMPANY PERFORMANCE

     The graph below compares the cumulative total shareholder return on the Common Stock of the Company for the last five years with the cumulative total returns on the NASDAQ Stock Market Index and NASDAQ Bank Stocks Peer Index. Cumulative total returns have been measured by dividing the sum of the cumulative amount of dividends for the measurement period, assuming dividend reinvestment, and the difference between the share price at the end and the beginning of the measurement period by the share price at the beginning of the measurement period.

                COMPARISON OF FIVE YEAR CUMULATIVE TOTAL RETURN
  (AMCORE FINANCIAL, INC., NASDAQ STOCK MARKET INDEX, NASDAQ BANK STOCK INDEX)



NASDAQ BANK STOCK (PEER INDEX)


          1992           1993        1994        1995        1996        1997
     ------------------------------------------------------------------------
JAN                   103.885     115.915     117.447     169.593     235.843
FEB                   106.341     114.458     123.190     171.922     249.127
MAR                   110.647     112.662     124.405     175.863     240.130
APR                   106.135     116.305     127.853     174.956     245.531
MAY                   103.988     121.608     131.749     177.893     260.877
JUN                   106.932     121.613     137.351     178.770     279.447
JUL                   110.750     123.301     143.822     176.573     300.882
AUG                   113.699     126.452     151.541     188.803     298.427
SEP                   116.889     122.961     155.039     197.846     329.561
OCT                   115.181     119.267     157.561     206.606     331.202
NOV                   110.566     114.288     165.642     222.049     344.562
DEC       100.000     114.042     113.627     169.222     223.412     377.438

AVERAG    100.000     109.921     118.538     142.069     188.691     291.086

AMCORE FINANCIAL, INC. (COMPANY INDEX)

          1992           1993        1994        1995        1996        1997
     ------------------------------------------------------------------------
JAN                   122.093     143.478     140.418     159.823     187.341
FEB                   115.868     128.266     150.778     165.531     196.169
MAR                   112.357     117.427     143.333     160.068     223.076
APR                   105.335     148.139     143.333     153.359     211.231
MAY                    99.019     154.601     131.388     154.317     225.059
JUN                   106.092     154.601     138.896     152.653     216.387
JUL                   116.701     147.326     150.158     148.789     230.284
AUG                   118.773     161.877     153.912     154.586     236.239
SEP                   115.210     155.693     171.983     159.710     272.599
OCT                   130.651     142.871     170.093     161.658     281.586
NOV                   132.717     129.332     168.385     173.344     284.582
DEC       100.000     138.995     138.570     154.115     209.901     302.521

AVERAG    100.000     117.818     143.515     151.399     162.399     238.922


NASDAQ STOCK MARKET (MARKET INDEX)

          1992           1993        1994        1995        1996        1997
     ------------------------------------------------------------------------
JAN                   102.847     118.281     112.843     159.482     209.064
FEB                    99.010     117.177     118.811     165.552     197.505
MAR                   101.876     109.971     122.334     166.101     184.612
APR                    97.528     108.544     126.186     179.882     190.384
MAY                   103.354     108.809     129.442     188.141     211.969
JUN                   103.832     104.830     139.932     179.660     218.452
JUL                   103.954     106.980     150.218     163.658     241.510
AUG                   109.327     113.800     153.262     172.828     241.142
SEP                   112.583     113.509     156.787     186.048     255.404
OCT                   115.114     115.740     155.888     183.993     242.129
NOV                   111.682     111.900     159.549     195.367     243.326
DEC       100.000     114.796     112.214     158.699     195.192     239.527

AVERAG    100.000     106.325     111.813     140.329     177.992     222.919

NOTES:

     A. The lines represent monthly index levels derived from compounded daily returns that include all dividends.

     B. The index level for all series was set to 100.0 as of December 31, 1992.

                          TRANSACTIONS WITH MANAGEMENT

     Directors and principal officers of the Company and their associates were customers of, and had transactions with, the Company's subsidiaries in the ordinary course of business during 1997. Comparable transactions may be expected to take place in the future. All outstanding loans, commitments to loan, transactions in repurchase agreements and certificates of deposit, and depository relationships in the ordinary course of business, were on substantially the same terms, including interest rates and collateral, as those prevailing at the time for transactions with other persons, and, in the opinion of management of the Company, did not involve more than the normal risk of collectibility or present other unfavorable features. As of December 31, 1997, various directors and officers of the Company were indebted to the Company's subsidiaries in the amount of approximately $2,912,000. This amount represents
0.15 percent of the Company's subsidiaries' outstanding loans and 1.01 percent of the Company's stockholders' equity as of that date. The maximum aggregate amount of their indebtedness to the Company's subsidiaries during 1997 was $3,536,000. As of December 31, 1997, associates of directors and officers of the Company were not indebted to the Company's subsidiaries. Further, the Company's subsidiaries have additional committed, but unfunded, lines of credit of $9,819,000 to associates of directors and officers of the Company. The maximum aggregate amount of such associates' indebtedness to the Company's subsidiaries during 1997 was $2,903,000.

     The Board of Directors, on February 22, 1984, authorized the Executive Committee to negotiate such agreements as may be necessary to accomplish stock redemptions pursuant to Section 303 of the Internal Revenue Code to pay death taxes of certain stockholders. Such redemptions will be conditioned upon any requisite bank regulatory agency or debt covenant approvals. Bank holding companies, such as the Company, are required to notify the Federal Reserve Board prior to paying 10% or more of consolidated net worth to redeem shares over a twelve-month period.

                  ITEM 2--APPOINTMENT OF INDEPENDENT AUDITORS

     McGladrey & Pullen, LLP have been appointed to serve as the independent auditors for the Company and subsidiaries for the fiscal year ending December 31, 1998. This appointment is being submitted to the stockholders for ratification. Representatives of the firm are expected to be present at the Annual Meeting to respond to appropriate questions from stockholders and to have the opportunity to make any statements they consider appropriate. In the event the stockholders do not ratify the appointment of McGladrey & Pullen, LLP, the selection of independent auditors will be determined by the Audit Committee and the Board of Directors after careful consideration of all information submitted by the stockholders.

     Accounting services rendered by McGladrey & Pullen, LLP during 1997 included the examination of the annual consolidated financial statements, review of unaudited quarterly statements, assistance with Securities and Exchange Commission filings, legally required special audits of subsidiaries, and consultations in connection with various tax and accounting-related matters.

     During 1997, the Board of Directors reviewed and approved in advance or ratified the scope of all of McGladrey & Pullen, LLP's professional services rendered to the Company and related entities.

     THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR RATIFICATION OF MCGLADREY & PULLEN, LLP AS AUDITORS FOR THE YEAR 1998.

               STOCKHOLDER PROPOSALS FOR THE 1997 ANNUAL MEETING

NOMINATIONS FOR THE BOARD OF DIRECTORS

     The Company's Bylaws provide that the notice of proposed stockholder nominations for the election of directors must be timely and given to the Secretary of the Company prior to the meeting at which directors are to be elected. To be timely, notice must be received by the Company not less than 50 days nor more than 75 days prior to the meeting. The date of an annual meeting of stockholders may be obtained from the Secretary of the Company when determined by the Board of Directors.

     Notice to the Company from a stockholder who proposes to nominate a person at the meeting for election as a director must contain certain information about that person, including age, business and residence addresses and principal occupation, the class and number of shares of the Company's stock beneficially owned and such other information as would be required to be included in a proxy statement soliciting proxies to nominate that person. The Company may also require any proposed nominee to furnish other information reasonably required by the Company to determine the proposed nominee's eligibility to serve as director. If the chairman of the meeting of stockholders determines that a person was not nominated in accordance with the foregoing procedures, such person shall not be eligible for election as a director.

OTHER PROPOSALS

     Stockholders may submit proposals appropriate for stockholder action at the Company's Annual Meeting consistent with the regulations of the Securities and Exchange Commission. For proposals to be considered for inclusion in the Proxy Statement for the 1998 Annual Meeting, they must be received by the Company no later than November 30, 1998. Such proposals should be directed to AMCORE Financial, Inc., Attention: Corporate Secretary, 501 Seventh Street, Rockford, Illinois 61104.

                                           By order of the Board of Directors,

                                          James S. Waddell
                                                     James S. Waddell
                                                        Secretary

                            AMCORE FINANCIAL, INC.

 PROXY SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF AMCORE FINANCIAL, INC.
                    FOR THE ANNUAL MEETING ON MAY 5, 1998

     The undersigned holder of Common Stock of AMCORE Financial, Inc. hereby appoints Robert J. Meuleman and James S. Waddell or each of them, with full power of substitution, to act as proxy for and to vote the stock of the undersigned at the Annual Meeting of Stockholders of AMCORE Financial, Inc. to be held at Cliffbreakers, 700 West Riverside Blvd., Rockford, Illinois, at 5:30 p.m., Rockford time, on May 5, 1998 or any adjournment thereof.

     In their discretion, the proxies are authorized to vote upon other business as may properly come before the meeting. This proxy when properly executed will be voted in the manner directed herein by the undersigned stockholder.

IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED FOR PROPOSALS 1 AND 2.












             DETACH BELOW AND RETURN USING THE ENVELOPE PROVIDED

-------------------------------------------------------------------------------

                  AMCORE FINANCIAL, INC. 1998 ANNUAL MEETING

1. ELECTION OF DIRECTORS:        1 - TED ROSS         2 - ROBERT J. SMULAND
                                 3 - JACK D. WARD     4 - GARY L. WATSON

   [ ]  FOR all nominees                    [ ] WITHHOLD AUTHORITY
        listed to the left (except              to vote for all nominees
        as specified below).                    listed to the left.

(Instructions: To withhold authority to vote for any indicated nominee, write the number(s) of the nominee(s) in the box provided to the right.) ------>[________________________]


2. Ratification of the appointment of McGladrey & Pullen, LLP as Independent auditors.

   [ ]  FOR             [ ]  AGAINST               [ ] ABSTAIN


Check appropriate box
Indicate changes below:
Address Change?         [ ]    Name Change? [ ]



Date _______________________________     NO. OF SHARES



[___________________________________]

SIGNATURE(S) IN BOX

Please sign exactly as your name appears hereon. When shares are held by joint members, both should sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such. If a corporation, please sign in full corporate name by President or other authorized officer. If a partnership, please sign in partnership name by an authorized person.